Mail Stop 4561

March 16, 2006

Mr. Eric Schmidt
Chairman of the Executive Committee and
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

> **Re:** **Google Inc.**
> **Form 10-Q for the Quarterly Period Ended March 31, 2005**
> **Form 10-Q for the Quarterly Period Ended June 30, 2005**
> **Form 10-Q for the Quarterly Period Ended September 30, 2005**
> **Form 8-K filed on January 31, 2006**
> **File No. 000-50726**

Dear Mr. Schmidt:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-Q for the Quarterly Periods Ended March 31, 2005, June 30, 2005, September 30, 2005 and Form 8-K filed January 31, 2006

Provision for Income Taxes

1.   We note that you recorded fiscal year 2005 interim effective tax rates of 19%, 31%, 31% and 42% for the first, second, third and fourth quarter, respectively. With respect to your accounting for income taxes in these interim periods, please address the following:

- Your disclosure in the first quarter Form 10-Q indicates your effective tax rate decreased from 34% for the fourth quarter 2004 to19% for the first quarter 2005 because proportionately more of your earnings in 2005 were expected to be recognized by your Irish subsidiary, which is taxed at a lower statutory rate. However, your disclosure also indicates that you expected your effective annual rate to be approximately 30% for 2005. Clarify why your effective tax rate for the first quarter was 19% when you disclose your estimated annual rate would be approximately 30%.

- Your disclosure in the second quarter Form 10-Q indicates your effective tax rate increased from 19% in the first quarter 2005 to 31% in the second quarter 2005. You disclose this occurred primarily because you realized a greater reduction to your provision for income taxes as a result of disqualifying dispositions related to cumulative stock-based compensation in the first quarter 2005 when compared to the second quarter 2005. Explain the other reasons, if any, that your effective rate increased in this period. In this respect, tell us whether there were any changes in the assumptions used to determine your Irish subsidiary's expected fiscal year 2005 earnings and the resulting impact on your tax provision. In addition, clarify why your effective rate was 25% for the six months ended June 30, 2005 when you disclosed you were estimating an annual rate of approximately 30%.

- Your disclosure in the Form 8-K filed January 31, 2006 indicates your effective tax rate for the fourth quarter 2005 increased to 41.8% primarily because the proportion of total expenses allocated to your international operations was greater than anticipated. Provide your analysis that further explains and supports this increase in expenses allocated to international operations. As part of this analysis, provide the difference between the anticipated and actual allocations and clarify why these higher allocations were not estimable in prior quarters.

- With respect to each of the foregoing please explain to us how the determination of each of your interim period income tax amounts complies with FASB Interpretation No. 18 (As Amended) Accounting for Income Taxes in Interim Periods.

Form 8-K filed January 31, 2006

Use of non-GAAP financial measures

2.   We note your use of non-GAAP financial measures that excludes the effects of what appear to be recurring, not infrequent or not unusual charges in evaluating your performance. Please explain why you believe the excluded operating expenses of stock compensation and the in-process research and development charge are not "core business" expenses impacting your operating results. Tell us whether you believe it is probable that the financial impact of these expenses will disappear or become immaterial

within a near-term finite period. For each of your non-GAAP measures please clarify the following to demonstrate the usefulness of each measure:

- the manner in which management uses each resulting non-GAAP measure to conduct or evaluate the business;

- the economic substance behind management's decision to use such measures;

- the material limitations associated with use of the non-GAAP measures compared to the use of the most directly comparable GAAP financial measure;

- the manner in which you compensate for these limitations when using the non-GAAP measure; and

- the substantive reasons why management believes the non-GAAP measures provides useful information to investors.

Refer to the disclosure guidance in Item 10(e)(1)(i) of Regulation S-K and Questions 8 and 9 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and SAB Topic 14 G in responding to the foregoing.

3.   We further note you use non-GAAP financial measures for 'adjusted EBITDA' and 'free cash flow' when discussing your fiscal year 2005 financial highlights. However, you have not provided the reconciliations of these non-GAAP financial measures to their most directly comparable financial measures calculated and presented in accordance with GAAP pursuant to Item 10(e)(1)(i)(A) of Regulation S-K. Tell us how you considered providing the required reconciliations.

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As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3226 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant